UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic up 9.0% Year over Year

Mexico City, April 12, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of March 2004 increased by 9.0% percent when compared to March 2003.

All figures in this announcement reflect comparisons between the 31-day period starting March 1 through March 31, 2004 and 2003. Transit and general aviation passengers are excluded.

Airport	March 2003	March 2004	% Change
Cancun	871,914	943,963	8.3%
Cozumel	54,224	61,304	13.1%
Huatulco	22,875	23,746	3.8%
Merida	72,983	79,007	8.3%
Minatitlan	11,871	11,320	-4.6%
Oaxaca	41,076	52,428	27.6%
Tapachula	15,437	16,735	8.4%
Veracruz	44,551	43,981	-1.3%
Villahermosa	46,869	55,827	19.1%

ASUR Total	1,181,800	1,288,311	9.0%

It is important to mention that in 2003 the Easter Week vacation period took place in March, while in 2004 both Easter Week and Holy Week take place in April. Passenger traffic comparisons also reflect the beginning of the war in Iraq at the end of March 2003.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 12, 2004